UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of NOVEMBER, 2007.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:  November 11, 2007                   /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman

                            ROCHESTER RESOURCES LTD.
     #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6C 3V7
                    Phone: (604) 685-9316 Fax: (604) 683-1585
                      TSXV: RCT OTCBB: RCTFF Frankfurt: R5I

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NEWS RELEASE                                                    NOVEMBER 1, 2007

                ROCHESTER ACHIEVES PROFITABILITY FROM OPERATIONS
                   IN FIRST QUARTER OF COMMERCIAL PRODUCTION

VANCOUVER,  CANADA - ROCHESTER  RESOURCES  LTD.  (TSXV:  RCT;  OTCBB:  RCTFF AND
FRANKFURT: R5I): Dr. Alfredo Parra, President and CEO, is pleased to report that Rochester realized net revenue of $1,766,783 on 2,656 oz. of gold equivalent (gold 2,252, silver 20,824) shipped during the three months ended August 31, 2007 (the "2008 First Quarter") and generated an operating profit of $213,538 after non-cash charges for depletion and amortization of $237,407. Since August 31 2007 there has been a significant increase in the spot price of gold to a close of $789.50 per ounce on October 31 2007. During the 2008 First Quarter, head grades averaged approximately 7 grams per tonne gold and 140 grams per tonne silver. Recovery rates for gold surpassed 90% but silver recovery is expected to remain in the 45-60% range until planned modifications are implemented to the milling circuit in early 2008.

"We expect significant improvement in net revenues and profitability as we continue to reduce operating costs, improve recovery rates and increase head grades over the coming months. Rochester is well positioned to take full advantage of the current bull market in gold and silver." commented Dr. Parra.

The Company reported a net loss of $761,527 for the 2008 First Quarter after recognizing $506,785 in non-cash compensation charges associated with the issuance of stock options and $394,199 in general and administrative expenses.

During the 2008 First Quarter the Company recorded total charges of $635,456 for additions to mineral property interests, of which $109,282 was attributed to exploration activities on the Santa Fe Property and $526,174 for exploration activities on the Mina Real Project.

As of August 31, 2007, the Company had working capital of $684,866 compared to $768,740 as of May 31, 2007. A brokered private placement was completed on October 27, 2007 which raised gross proceeds of $4,000,000 through the issuance of 2,000,000 units at a price of $2.00 per unit (the "Units"). "We are now in the enviable position of having a strong balance sheet supported by the ability to generate meaningful cash flow from our mining and milling activities, which will enable us to adopt a more aggressive exploration program, make capacity and recovery improvements to the mill and related infrastructure and provide adequate working capital for ongoing operations." stated Dr. Parra.

Dr. Parra is currently the Company's in-house Qualified Person and QP Member of the Mining and Metallurgical Society of America with special expertise in Mining.

We are also pleased to report that Marc Cernovitch will be added as a consulting director to the Board of Directors of Rochester. Mr. Cernovitch brings a strong background in corporate governance and finance. He studied Economics at McGill University. He started his career in the financial sector as a stockbroker and has lived and worked in Montreal, Calgary, Vancouver, New York and Toronto. Since leaving the brokerage industry, Marc has focused on corporate development, funding and building companies primarily in the resource and energy technology fields. He is currently Chairman of Halo Resources Ltd. and an Advisory Board Member to Salazar Resources Ltd. Mr. Cernovitch replaces Douglas F. Good who has concurrently resigned as a director and employee of Rochester in order to focus his efforts on his other business interests and allow him to devote more time to his family. The board thanks Mr. Good for his contributions to the company's development and wishes him every success in the future.

Rochester represents a pure-play high-grade gold and silver exploration and development company with properties in Nayarit, Mexico. The state of Nayarit is located in the Sierra Madre Occidental range which is the largest epithermal precious metal region in the world and hosts a majority of Mexico's gold and silver deposits. The Mina Real Mine could certainly be considered a "high-grade" gold/silver deposit with grades reported in 2007 from mine development averaging 12 grams/tonne gold and 200 grams/tonne silver over 775 metres of drift development.


ON BEHALF OF THE BOARD                        Investor information contact:

/s/ Dr. Alfredo Parra                           Empire Communications Inc.
---------------------                              Tel: 1-866-841-0068
Dr. Alfredo Parra,                         Email: info@rochesterresourcesltd.com
President and CEO                         Website: www.rochesterresourcesltd.com


FORWARD LOOKING STATEMENTS
This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. In addition, the Company has not conducted an independent feasibility study on the Mina Real project which may increase the risk that the planned operations are not economically viable. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release..